EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia	Global Sources Investor Contact in Asia
Camellia So	Suzanne Wang
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.	Global Sources Investor Contact in U.S.
James W.W. Strachan	Mary Magnani & Timothy Dien
Tel: (480) 664-8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (415) 433-3777 e-mail: tdien@lhai.com

Global Sources extends its contract with AsiaWorld-Expo to host China Sourcing Fairs in Hong Kong through 2014

Approximately US$3.5 million in agreements include license to host new trade shows beginning Spring 2011

HONG KONG, February 23, 2011 – Global Sources (NASDAQ: GSOL) has extended its contracts with AsiaWorld-Expo Management (AWE) to host China Sourcing Fairs at Hong Kong’s AsiaWorld-Expo from 2011 through 2014, in addition to the renewed contracts announced in June 2010,  representing a total gross value of approximately US$16.7 million.

Under the terms of the extended contracts, valued at a gross amount of approximately US$3.5 million, Global Sources is scheduled to host its new Medical & Health Products and Solar & Energy Savings Products shows in the spring of 2011 through 2014.  In addition, Global Sources has added six Phase three Fashion Accessories, Underwear & Swimwear and Garments & Textiles shows to be held during the fall of 2011 and 2012 and during the spring and fall of 2013 and 2014.

Global Sources’ chairman and CEO, Merle A. Hinrichs, said: “Extending our contracts with AsiaWorld-Expo continues the expansion of Global Sources’ high quality, face-to-face trade shows.  I am happy to announce the inaugural Medical & Health Products and Solar & Energy Savings Products shows scheduled to be held in April 2011, in addition to securing additional contracts for our Phase three shows, all of which expands and complements our existing lineup of China Sourcing Fairs.  The AsiaWorld-Expo is Hong Kong’s preeminent exhibition facility.  Its location, configuration flexibility, and services are unique.  We are proud to call it home for our highly specialized China Sourcing Fairs.”

China Sourcing Fair exhibitors donate product samples under Care & Share program
Global Sources launched the Care & Share charity program in 2006. Seven truckloads of product samples were collected at the October 2010 China Sourcing Fairs in Hong Kong. Items donated at the Fairs include furniture, home products, baby and children’s products, computer accessories and electronic appliances. The products were given to the non-profit Crossroads Foundation (http://www.crossroads.org.hk) for distribution to people affected by natural disasters, conflict and poverty around the world.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 967,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 240 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on over 4.7 million products and more than 262,000 suppliers annually through 14 online marketplaces, 13 monthly print and 18 digital magazines, over 80 sourcing research reports and 20 specialized trade shows which run 57 times a year across 9 cities.

Suppliers receive more than 192 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 40 years. Global Sources' network covers more than 60 cities worldwide. In mainland China, Global Sources has about 2,700 team members in more than 40 locations, and a community of over 2 million registered online users and magazine readers for its Chinese-language media.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.